                                                Filed Pursuant to Rule 424(b)(5)
                                                File No. 333-29049

Prospectus Supplement (To Prospectus Dated June 23, 1997)

ARISTAR, INC.

$200,000,000                                                        ARISTAR LOGO

6.00% SENIOR NOTES DUE AUGUST 1, 2001

Aristar, Inc. (the "Company") is offering $200,000,000 aggregate principal amount of 6.00% Senior Notes due August 1, 2001 (the "Notes"). Interest on the Notes is payable on February 1 and August 1 of each year, beginning February 1, 1999. The Notes will mature on August 1, 2001. The Notes are not redeemable prior to their maturity.

The Notes will be represented by one or more Global Securities deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company ("DTC"). Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described in the accompanying Prospectus, Notes will not be issued in certificated form. See "Description of Debt
Securities -- Global Securities" in the accompanying Prospectus.

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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
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                                                          UNDERWRITING                PROCEEDS TO
                            PRICE TO PUBLIC(1)             DISCOUNT(2)               COMPANY(1)(3)
--------------------------------------------------------------------------------------------------------
  Per Note               99.826%                    0.350%                     99.476%
  Total                  $199,652,000               $700,000                   $198,952,000
--------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from July 31, 1998.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(3) Before deducting estimated expenses of $250,000 payable by the Company.

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The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued by the Company and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in book-entry form through the facilities of DTC on or about July 31, 1998, against payment therefor in immediately available funds.

CHASE SECURITIES INC.
          BEAR, STEARNS & CO. INC.
                     DEUTSCHE BANK SECURITIES
                               LEHMAN BROTHERS
                                         NESBITT BURNS SECURITIES INC.
The date of this Prospectus Supplement is July 28, 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SYNDICATE SHORT-COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                            ------------------------

                              RECENT DEVELOPMENTS

     The Company is an indirect, wholly-owned subsidiary of Washington Mutual, Inc. ("Washington Mutual"). Neither Washington Mutual nor any of Washington Mutual's other subsidiaries has (i) any obligation, direct or otherwise, with respect to any of the Debt Securities, including the Notes, or (ii) any obligation to maintain the net worth of the Company.

     During the second quarter of 1998, Washington Mutual named Craig J. Chapman as the Company's Chief Executive Officer. Mr. Chapman's responsibilities include the development and implementation of a long-term growth strategy.

     Net income was $13.6 million for the quarter ended June 30, 1998, an increase of 4.3% from the quarter ended June 30, 1997. The Company had net interest income of $68.0 million before provision for credit losses for the quarter ended June 30, 1998, an increase of 10.7% from the quarter ended June 30, 1997. The Company made a provision for credit losses of $18.3 million for the quarter ended June 30, 1998, which increased its allowance for credit losses at June 30, 1998 to $76.1 million after net charge-offs and allowances on notes purchased. Other operating expense of $9.0 million for the quarter ended June 30, 1998 was up 0.4% compared to the same period in 1997. For the quarter ended June 30, 1998, the Company's net consumer finance receivables outstanding were $2.2 billion, an increase of 6.3% from the quarter ended June 30, 1997. At June 30, 1998, the Company had non-performing assets of $51.1 million, representing 2.0% of the Company's total assets. Results for the three months or six months ended June 30, 1998 are not necessarily indicative of results that may be expected for the fiscal year ending December 31, 1998.

                                USE OF PROCEEDS

     Of the net proceeds available to the Company from the sale of the Notes, $150 million will be used by the Company to reduce outstanding commercial paper. The net proceeds of such commercial paper were used to pay at maturity $150 million of the aggregate principal amount of the Company's 5.75% Senior Notes due July 15, 1998. The remainder of the net proceeds available to the Company from the sale of the Notes will be used by the Company to pay at maturity a portion of the aggregate principal amount of its 8.875% Senior Subordinated Notes due August 15, 1998.

                              DESCRIPTION OF NOTES

     The Notes will be unsecured and unsubordinated general obligations of the Company maturing on August 1, 2001, and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Notes will be issued in fully registered form only and in denominations of $100,000 and any larger amount that is an integral multiple of $1,000. The Notes will bear interest at the rate per annum set forth on the cover page of this Prospectus Supplement from July 31, 1998, payable semiannually on February 1 and August 1, commencing February 1, 1999, to the persons in whose names the Notes are registered at the close of business on the January 15 or July 15 next preceding the respective interest payment date. Principal of and interest on the Notes will be payable at the office or agency of the Company for such purpose in New York City or, at the option of the Company, payment of interest may be made by check mailed to the registered holder. The Notes may not be redeemed prior to maturity. Capitalized terms used herein and not otherwise defined are used with the meanings ascribed to them in the accompanying Prospectus.

     The terms of the Notes as established by the Company provide that the Company may at any time (including more than one year prior to the Stated Maturity of the Notes) be discharged from its obligations thereon by providing for payment when due of the principal of, and interest on, the Notes and by satisfying certain other conditions, all as described under "Description of Debt Securities -- Satisfaction and Discharge" in the accompanying Prospectus.

     The Notes constitute a single series for purposes of the Senior Indenture and are limited to $200,000,000 in aggregate principal amount. See "Description of Debt Securities" in the accompanying Prospectus for a description of the rights of all the Senior Debt Securities, including the Notes, issued under the Senior Indenture.

     The Notes will be represented by one or more Global Securities that will be deposited with, or on behalf of, DTC. To facilitate subsequent transfers, the Notes will be registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the Notes with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. See "Description of Debt Securities -- Global Securities -- Book-Entry Securities" in the accompanying Prospectus.

     Settlement of Notes deposited with DTC will be made in DTC's Same-Day Funds Settlement System. The Notes will trade in such system until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

     DTC is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     DTC may discontinue providing its services as securities depositary with respect to the Notes at any time by giving reasonable notice to the Company or the Senior Trustee, or the Company may decide to discontinue use of the system of book-entry transfers through DTC. Under such circumstances, in the event that a successor securities depositary is not obtained, certificates will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources (including DTC) that the Company believes to be reliable, but the Company takes no responsibility for its accuracy.

     NONE OF THE COMPANY, THE TRUSTEE, ANY PAYING AGENT OR THE SECURITY REGISTRAR FOR THE NOTES WILL HAVE ANY RESPONSIBILITY OR LIABILITY FOR ANY ASPECT OF THE RECORDS RELATING TO OR PAYMENTS MADE ON ACCOUNT OF BENEFICIAL OWNERSHIP INTERESTS IN ANY GLOBAL SECURITY OR FOR MAINTAINING, SUPERVISING OR REVIEWING ANY RECORDS RELATING TO SUCH BENEFICIAL OWNERSHIP INTERESTS.

                         SUMMARY FINANCIAL INFORMATION

     The following table summarizes selected financial data for the Company. The information for each of the three fiscal years during the period ended December 31, 1997, and for the three-month periods ended March 31, 1997 and 1998, has been derived from and is qualified in its entirety by reference to the financial statements and other information incorporated by reference in the accompanying Prospectus as described in the Prospectus under "Incorporation of Certain Documents by Reference." The information with respect to the three-month periods ended March 31, 1997 and 1998, is unaudited, but in the opinion of management includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information. Results for the three months ended March 31, 1998, are not necessarily indicative of results that may be expected for the fiscal year ending December 31, 1998.

     On April 30, 1996, Great Western Bank, a Federal Savings Bank ("GWB"), transferred to the Company a portion of its consumer finance business, hereinafter referred to as Great Western Financial Services ("GWFS"). GWB was then a wholly-owned subsidiary of Great Western Financial Corporation ("Great Western"), which was the indirect parent of the Company prior to the merger of Great Western with and into a wholly-owned subsidiary of Washington Mutual on July 1, 1997. GWFS was comprised primarily of approximately $242 million in net consumer finance receivables. The Company paid fair value (as determined by independent appraisal) of approximately $252 million in cash. The Company accounted for the approximately $10 million premium as a dividend to Great Western. Additionally, at the purchase date, the Company recorded a transfer to GWB of approximately $15 million, representing the accumulated earnings of GWFS at that date.

     On December 31, 1996, Great Western transferred to the Company a portion of its consumer banking business, hereinafter referred to as Blazer Financial Corporation ("BFC"). BFC was comprised primarily of approximately $229 million in net consumer finance receivables and $147 million in customer deposits. The Company recorded, at the purchase date, a transfer to Great Western of approximately $35 million, representing the accumulated earnings of BFC at that time.

     Both of the above-described acquisitions have been accounted for in a manner similar to a pooling of interests. Accordingly, the assets acquired and liabilities assumed have been recorded at historical cost and prior period financial statements of the Company have been restated for the acquisitions. Eliminations have been made for material intercompany transactions between the combined entities.

INCOME STATEMENT DATA

                                                                                              THREE MONTHS
                                                                                                  ENDED
                                                           YEAR ENDED DECEMBER 31,              MARCH 31,
                                                        ------------------------------     -------------------
                                                          1995       1996       1997         1997       1998
                                                          ----       ----       ----         ----     --------
                                                                        (DOLLARS IN THOUSANDS)
Loan interest and fee income..........................  $363,448   $370,314   $369,600     $ 91,204   $ 98,448
Investment securities income..........................     8,801      9,183     10,373        2,453      2,855
                                                        --------   --------   --------     --------   --------
  Total interest income...............................   372,249    379,497    379,973       93,657    101,303
Interest and debt expense.............................   114,917    120,758    128,887       31,829     33,160
                                                        --------   --------   --------     --------   --------
Net interest income before provision for credit
  losses..............................................   257,332    258,739    251,086       61,828     68,143
Provision for credit losses...........................    48,500     58,800     66,600       15,400     18,000
                                                        --------   --------   --------     --------   --------
  Net interest income.................................   208,832    199,939    184,486       46,428     50,143
Other operating income
  Net insurance operations and other income...........    29,235     27,205     26,555        6,066      6,489
Other expenses
  Personnel expenses..................................    67,938     71,724     69,468       18,253     19,059
  Other operating expenses............................    62,387     55,902(1)   65,542      16,216     16,884
                                                        --------   --------   --------     --------   --------
                                                         130,325    127,626    135,010       34,469     35,943
                                                        --------   --------   --------     --------   --------
Income before income taxes............................   107,742     99,518     76,031       18,025     20,689
Provision for federal and state income taxes(2).......    42,445     37,000     29,744        7,100      8,200
                                                        --------   --------   --------     --------   --------
Net income............................................  $ 65,297   $ 62,518   $ 46,287     $ 10,925   $ 12,489
                                                        ========   ========   ========     ========   ========
Ratio of earnings to fixed charges(3).................      1.91       1.80       1.57         1.55       1.61

---------------
(1) In May 1996, the Company filed a fidelity bond claim in the amount of $8.0 million for the recovery of fraudulently over-billed marketing costs which had occurred over a number of years. The $8.0 million recovery has been reflected as a reduction of other operating expenses.
(2) The Company is included in the consolidated Federal income tax return filed by Washington Mutual. Currently payable Federal income taxes will be paid to Washington Mutual. Federal income taxes are allocated between Washington Mutual and its subsidiaries in proportion to the respective contribution to consolidated income or loss. Allocations for state income taxes approximate the amount the Company would have paid on a separate entity basis. Deferred income taxes are provided on elements of income or expense that are recognized in different periods for financial and tax reporting purposes.
(3) The ratio of earnings to fixed charges is calculated as described in the accompanying Prospectus under the caption "Ratio of Earnings to Fixed Charges."

BALANCE SHEET DATA

                                                           DECEMBER 31,    DECEMBER 31,    MARCH 31,
                                                               1996            1997           1998
                                                           ------------    ------------    ---------
                                                                     (DOLLARS IN THOUSANDS)
ASSETS

Finance receivables, net.................................   $2,115,858      $2,235,080     $2,197,197
Investment securities....................................      137,072         154,475        156,270
Cash and cash equivalents................................       22,660          26,446         29,387
Other assets.............................................      116,268         118,027        119,189
                                                            ----------      ----------     ----------
         Total assets....................................   $2,391,858      $2,534,028     $2,502,043
                                                            ==========      ==========     ==========

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities
  Short-term debt........................................   $  398,006      $  357,532     $  295,402
  Long-term debt.........................................    1,352,770       1,472,872      1,483,023
                                                            ----------      ----------     ----------
         Total debt......................................    1,750,776       1,830,404      1,778,425
  Customer deposits......................................      146,138         163,185        165,697
  Accounts payable and other liabilities.................       46,366          47,209         46,280
  Federal and state income taxes.........................       13,836          24,628         32,726
  Insurance claims and benefits reserves.................        7,702           7,824          8,024
  Unearned insurance premiums and commissions............       57,800          62,594         64,420
                                                            ----------      ----------     ----------
         Total liabilities...............................    2,022,618       2,135,844      2,095,572
Total stockholder's equity...............................      369,240         398,184        406,471
                                                            ----------      ----------     ----------
         Total liabilities and stockholder's equity......   $2,391,858      $2,534,028     $2,502,043
                                                            ==========      ==========     ==========

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement and the Pricing Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below:

                                                                PRINCIPAL
                                                                 AMOUNT
                        UNDERWRITER                             OF NOTES
                        -----------                           -------------
Chase Securities Inc. ......................................  $ 40,000,000
Bear, Stearns & Co. Inc. ...................................    40,000,000
Deutsche Bank Securities Inc. ..............................    40,000,000
Lehman Brothers Inc. .......................................    40,000,000
Nesbitt Burns Inc. .........................................    40,000,000
                                                              ------------
     Total..................................................  $200,000,000
                                                              ============

     Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.20% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.125% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     In connection with the offering of the Notes, Chase Securities Inc., on behalf of the Underwriters, may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions involve bids to purchase the Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Notes. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Such stabilizing transactions and syndicate covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions. Such activities, if commenced, may be discontinued at any time.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act.

     Each of the Underwriters or its affiliates has provided, and may in the future provide, certain general financing and banking services to the Company and its affiliates. Affiliates of Chase Securities Inc., Deutsche Bank Securities Inc. and Nesbitt Burns Inc. are lenders under the Company's revolving credit agreement.

                                 LEGAL OPINIONS

     The legality of the Notes will be passed upon for the Company by Foster Pepper & Shefelman PLLC, Seattle, Washington. Certain legal matters in connection with the Notes will be passed upon for the Underwriters by Simpson Thacher & Bartlett, New York, New York. As of July 22, 1998, individual members of Foster Pepper & Shefelman PLLC owned an aggregate of 28,084 shares of the common stock of Washington Mutual, the ultimate parent of the Company.

                                    EXPERTS

     The financial statements of the Company as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 in reliance upon the report of Deloitte & Touche LLP, independent auditors, as of and for the year ended December 31, 1997, and the report of Price Waterhouse LLP, independent auditors, as of and for the two-year period ended December 31, 1996, given on the authority of those firms as experts in auditing and accounting.

PROSPECTUS

                                  $850,000,000

                                  ARISTAR LOGO

                                DEBT SECURITIES
                            ------------------------

     Aristar, Inc. (the "Company") may offer from time to time up to $850,000,000 aggregate principal amount of its debt securities (the "Debt Securities"). The Debt Securities may be senior Debt Securities (the "Senior Debt Securities") or subordinated Debt Securities (the "Subordinated Debt Securities"). The Debt Securities will be offered in one or more separate series in amounts, at prices and on terms to be determined at the time of offering. See "Plan of Distribution."

     The Debt Securities may be issued in registered form without coupons or in bearer form with or without coupons. In addition, all or a portion of the Debt Securities may be issued in temporary or definitive global form. Debt Securities which are Book-Entry Securities (as defined herein) will be issued in global registered form. Debt Securities in bearer form are subject to United States tax law requirements, and, subject to certain exceptions, may not be offered, sold or delivered within the United States or to United States persons (each as defined herein).

     The specific designation, aggregate principal amount, authorized denominations, maturity, rate (or method of determining the same) and time of payment of interest, if any, any redemption or repurchase terms, any listing on a securities exchange, the initial public offering price, the names of, and the principal amounts to be purchased by or through, underwriters, dealers or agents, if any, the compensation of such persons and other special terms in connection with the offering and sale of the series of Debt Securities in respect of which this Prospectus is being delivered (the "Offered Securities") are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement").

     The Senior Debt Securities, when issued, will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities, when issued, will be unsecured and subordinated to all present and future Senior Debt (as defined herein) of the Company, will rank on a parity with all other Subordinated Debt (as defined herein) of the Company, and will be senior to the Company's common stock.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

June 23, 1997

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN, OR INCORPORATED BY REFERENCE IN, THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT, UNDERWRITER OR DEALER. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE DEBT SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THEIR RESPECTIVE DATES.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at 500 West Madison Street, 14th Floor, Chicago, Illinois 60661, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, like the Company, that file electronically with the Commission at the following address: http://www.sec.gov. Certain debt securities of the Company are listed on the New York Stock Exchange, and reports and other information concerning the Company can be inspected at the offices of such exchange at 20 Broad Street, New York, New York 10005. This Prospectus does not contain all of the information set forth in the Registration Statement on Form S-3 and the exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933, as amended, and to which reference is hereby made for further information.

     Each of the Indentures (as defined herein) pursuant to which the Debt Securities are being issued requires the Company to file reports under the 1934 Act. Quarterly and annual reports will be made available upon request of holders of the Debt Securities, which annual reports will contain financial information that has been examined and reported upon by, with an opinion expressed by, an independent public or certified public accountant.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have heretofore been filed by the Company with the Commission pursuant to the 1934 Act (File No. 1-3521), are incorporated by reference in this Prospectus and shall be deemed to be a part hereof:

        (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

        (2) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997; and

        (3) The Company's Current Report on Form 8-K dated December 31, 1996 (filed on January 13, 1997), as amended by the Company's Current Report on Form 8-K/A (filed on March 14, 1997).

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus and the accompanying Prospectus Supplement shall be deemed to be incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents (such documents, and the documents enumerated above, being herein referred to as "Incorporated Documents"; provided, however, that the documents enumerated above and documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act prior to the filing with the Commission of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 shall not be Incorporated Documents or be incorporated by reference in this Prospectus or be a part hereof from and after the filing of such Annual Report on Form 10-K).

     Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for all purposes to the extent that a statement contained herein or in any other subsequently filed Incorporated Document or in an accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the Incorporated Documents, other than exhibits to such documents. Requests for such copies should be directed to Aristar, Inc., Office of the Chief Financial Officer, 8900 Grand Oak Circle, Tampa, Florida 33637-1050, telephone number: (813) 632-4500.

                                  THE COMPANY

     The Company, incorporated in Delaware in 1986 as a successor to a company incorporated in 1927, is a holding company headquartered in Tampa, Florida whose subsidiaries are engaged in the consumer financial services business. All of the Company's equity securities are owned indirectly by Great Western Financial Corporation ("Great Western"). Great Western is the parent of a group of companies engaged primarily in mortgage lending, retail banking and consumer financial services. On March 6, 1997, Great Western and Washington Mutual, Inc. ("Washington Mutual"), a financial services company, announced that they had entered into an Agreement and Plan of Merger providing for the merger of Great Western with and into a wholly-owned subsidiary of Washington Mutual (the "Merger"). Subject to the satisfaction or waiver of certain conditions, including the receipt of necessary shareholder and regulatory approvals, it is anticipated that the Merger would be consummated in the third quarter of 1997. Following the Merger, the Company would be an indirect subsidiary of Washington Mutual.

     The operations of the Company consist principally of a network of approximately 500 branch offices located in 23 states, primarily in the southeastern United States and in California. These offices generally operate under the names Blazer Financial Services, City Finance Company and First Community Financial Services.

     The Company makes direct consumer installment loans and purchases retail installment contracts from local retail establishments. These consumer credit transactions are primarily for personal, family or household purposes. The Company also engages in the industrial banking business through subsidiaries in Colorado and Utah. In addition to making direct consumer installments loans and purchasing retail installment contracts, these subsidiaries also take customers' savings deposits. Installment loans written in 1996 had original terms ranging from 12 to 360 months and averaged 72 months. For the year ended December 31, 1996, 59% of the volume of all installment loans was either unsecured or secured by guarantors, luxury consumer goods, automobiles or other personal property, with the remaining 41% being secured by real estate. Retail installment contracts are generally acquired without recourse to the originating merchant. These contracts are typically written with original terms from 3 to 60 months and for 1996 had an average original term of 26 months. The Company calculates delinquencies on its consumer finance portfolio as the percentage of the gross amount of accounts which are 60 days or more past due based on the accounts' original contractual terms. At December 31, 1996, such contractual delinquencies amounted to 2.5% of gross receivables outstanding.

     The principal executive offices of the Company are located at 8900 Grand Oak Circle, Tampa, Florida 33637-1050. Its telephone number is (813) 632-4500.

                                USE OF PROCEEDS

     Except as may be set forth in the Prospectus Supplement, the net proceeds available to the Company from the sale of the Debt Securities will be used to reduce borrowings of the Company (including outstanding commercial paper) and for general corporate purposes.

     The precise amount and timing of sales of the Debt Securities will be dependent on market conditions and the availability and cost of other funds to the Company. The Company expects that additional long-term and short-term financing will be required from time to time. Such financing may be effected through such means as the Company deems appropriate at the time. The amount and timing of further financing cannot now be determined.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the Company for each of the periods indicated. Earnings consist of income from continuing operations before income taxes and, in 1992, before the cumulative effect of a change in accounting principle, plus fixed charges. Fixed charges consist of interest and debt expense and an appropriate portion of rentals.

                                                              THREE MONTHS
              YEAR ENDED DECEMBER 31,                       ENDED MARCH 31,
----------------------------------------------------        ----------------
1992        1993        1994        1995        1996        1996        1997
----        ----        ----        ----        ----        ----        ----
1.83        1.90        1.96        1.91        1.80        1.79        1.55

                         DESCRIPTION OF DEBT SECURITIES

     Senior Debt Securities may be issued from time to time under an Indenture dated as of October 1, 1997 (the "Senior Indenture") between the Company and First Union National Bank, as Trustee (the "Senior Trustee"). Subordinated Debt Securities may be issued from time to time under an Indenture dated as of October 1, 1997 (the "Subordinated Indenture") between the Company and First Union National Bank, as Trustee (the "Subordinated Trustee"). The Senior Indenture and the Subordinated Indenture are sometimes referred to collectively as the "Indentures" and individually as an "Indenture". The Senior Trustee and the Subordinated Trustee are sometimes referred to collectively as the "Trustees" and individually as a "Trustee". The forms of the Indentures are filed as exhibits to the Registration Statement. Each of the Indentures incorporates the Company's Standard Multiple-Series Indenture Provisions (the "Standard Provisions") the form of which is also filed as an exhibit to the Registration Statement. The following are brief summaries of certain provisions of each Indenture and are subject to the detailed provisions of such Indenture, to which reference is hereby made for a complete statement of such provisions. Capitalized terms used herein and not otherwise defined are used with the meanings ascribed thereto in the Standard Provisions.

GENERAL

     Each Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provides that Debt Securities may be issued from time to time in one or more series. The Debt Securities will be unsecured general obligations of the Company.

     Neither Great Western, the Company's ultimate parent, nor any of Great Western's other subsidiaries have (i) any obligation, direct or otherwise, with respect to the Debt Securities, (ii) any obligation to maintain the net worth of the Company or (iii) any agreement with respect to the continuation of the present ownership of the Company.

     The Debt Securities may be issued in fully registered form without coupons ("Registered Securities") or in bearer form with or without coupons ("Bearer Securities") or in the form of one or more global securities (each a "Global Security"). Registered Securities which are book-entry securities ("Book-Entry Securities") will be issued as registered Global Securities. Bearer Securities may be issued in the form of temporary or definitive Global Securities. Unless otherwise provided in the Prospectus Supplement, the Debt Securities will be only Registered Securities. The Debt Securities will be issued, unless otherwise provided in the Prospectus Supplement, in denominations of $1,000 or an integral multiple thereof for Registered Securities, and in denominations of $5,000 or an integral multiple thereof for Bearer Securities.

     The Prospectus Supplement describes the following terms of the Offered
Securities: (1) the title of the Offered Securities; (2) whether the Offered Securities are Senior Debt Securities or Subordinated Debt Securities; (3) the percentage of principal amount at which the Offered Securities will be issued;
(4) any limit on the aggregate principal amount of the Offered Securities; (5) the date or dates on which the Offered Securities will mature and the amount or amounts of any installment of principal payable on such dates; (6) the rate or rates (which may be fixed or variable) per annum at which the Offered Securities will bear interest, if any, or the method of determining such rate or rates and the date or dates from which such interest, if any, will accrue; (7) the date or dates on which interest, if any, on the Offered Securities will be payable and the regular record dates for such payment dates; (8) the terms for redemption, repurchase or early payment, if any, including any mandatory or optional sinking fund or analogous provisions; (9) the principal amount of Offered Securities which bear no interest or interest at a rate which at the time of issuance is below market rates that is payable upon declaration of acceleration of the maturity of the Offered Securities; (10) whether the Offered Securities will be issued in registered form without coupons, in bearer form with or without coupons, including temporary and definitive global form, or a combination thereof and the circumstances, if any, upon which such Offered Securities may be exchanged for Offered Securities issued in a different form; (11) whether the Offered Securities are to be issued in whole or in part in the form of one or more Global Securities and, if so, the identity of the depositary for such Global Security or Securities; (12) whether and under what circumstances the Company will pay additional amounts to any Holder of Offered Securities who is not a United States person (as defined under "-- Limitations on Issuance of Bearer Securities") in respect of any tax, assessment or other governmental charge required to be withheld or deducted and, if so, whether the Company will have the option to redeem rather than pay any additional amounts; (13) any additional covenants for the benefit of the holders of the Offered Securities; and (14) certain other terms, including the ability of the Company to satisfy and discharge its obligations under the Indenture with respect to the Offered Securities.

     No service charge will be made for any transfer or exchange of the Debt Securities but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     Debt Securities of a single series may be issued at various times with different maturity dates and different principal repayment provisions, may bear interest at different rates, may be issued at or above par or with an original issue discount, and may otherwise vary, all as provided in the Indentures.

     Federal income tax consequences and other special considerations applicable to any Debt Securities issued with original issue discount or above par will be described in the Prospectus Supplement relating thereto.

STATUS OF SENIOR DEBT SECURITIES

     The Senior Debt Securities will be unsecured and unsubordinated general obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     Payment of the principal of (and premium, if any) and interest, if any, on the Subordinated Debt Securities will be subordinate and junior in right of payment to the prior payment in full of all Senior Debt (as defined herein). At April 30, 1997, Senior Debt aggregated approximately $1,658,000,000. The Subordinated Indenture does not limit or restrict the Company's ability to incur additional Senior Debt, but certain other debt instruments of the Company contain such limitations.

     In the event of any sale pursuant to any judgment or decree in any proceeding by or on behalf of any Holder, or of any distribution, division or application of all or any part of the assets of the Company to its creditors by reason of any liquidation, dissolution or winding up of the Company or any receivership, insolvency, bankruptcy or similar proceeding relative to the Company or its debts or properties, then the holders of Senior Debt shall be preferred in the payment of their claims over the holders of the Subordinated Debt Securities, and such Senior Debt shall be satisfied in full before any payment or other distribution (other than securities which are subordinate and junior in right of payment to the payment of all Senior Debt then outstanding) shall be made upon the Subordinated Debt Securities. In the event that any Subordinated Debt Security is declared or becomes due and payable before its maturity because of an occurrence of an event of default (under circumstances not described in the preceding sentence), no amount shall be paid in respect of the Subordinated Debt Securities in excess of current interest payments, except sinking fund payments or at maturity, unless all Senior Debt then outstanding shall have been paid in full or payments satisfactory to the holders thereof provided therefor. During the continuance of any default on Senior Debt, no payments of principal, sinking fund, interest or premium shall be made with respect to any Subordinated Debt Security if either (i) notice of default has been given to the Company, provided judicial proceedings are commenced in respect thereof within 120 days, or (ii) judicial proceedings shall be pending in respect of such default. In the event that any Subordinated Debt Security is declared or becomes due and payable before maturity, each holder of Senior Debt shall be entitled to notice of same and shall be entitled to declare payable on demand any Senior Debt outstanding to such holder.

     "Debt" is defined in the Subordinated Indenture to include all indebtedness of the Company or any Consolidated Subsidiary representing money borrowed, except indebtedness owed to the Company by any Consolidated Subsidiary or owed to any Consolidated Subsidiary by the Company or any other Consolidated Subsidiary, and includes indebtedness of any other person for money borrowed when such indebtedness is guaranteed by the Company or any Consolidated Subsidiary. The term "Debt" shall be deemed to include the liability of the Company or any Consolidated Subsidiary in respect of any investment or similar certificate, except to the extent such certificates are pledged by purchasers as collateral for, and are offset by, receivables. "Senior Debt" is defined to mean all Debt except Subordinated Debt. "Subordinated Debt" is defined to mean the Company's 8.875% Senior Subordinated Notes Due 1998, the Company's 7 1/2% Senior Subordinated Notes Due 1999 and any other Debt which is subordinate and junior in right of payment to any other Debt by the terms of the instrument creating or evidencing such Subordinated Debt.

     Subordinated Debt Securities will rank on a parity with all other Subordinated Debt. Subordinated Debt Securities are senior to the Company's common stock and will be senior to any other class of capital stock which may be authorized.

EXCHANGE, REGISTRATION AND TRANSFER

     Registered Securities (other than Book-Entry Securities) of any series will be exchangeable for other Registered Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. In addition, if Debt Securities of any series are issuable as both Registered Securities and Bearer Securities, at the option of the Holder and subject to the terms of the Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of such series will be exchangeable into Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Bearer Securities with coupons appertaining thereto surrendered in exchange for Registered Securities between a Regular Record Date or a Special Record Date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest and interest due on such date will not be payable in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the Holder of such coupon when due in accordance with the terms of the applicable Indenture. Bearer Securities will not be issued in exchange for Registered Securities.

     Debt Securities may be presented for exchange as provided above, and Registered Securities (other than Book-Entry Securities) may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Debt Securities and referred to in the Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the applicable Indenture. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustee under each Indenture as Security Registrar. If a Prospectus Supplement refers to any transfer agents (in addition to the Security Registrar) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Debt Securities of a series are issuable solely as Registered Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (in addition to the Security Registrar) a transfer agent in a Place of Payment for such series located in Europe. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

     In the event of any redemption in part, the Company shall not be required to: (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on (a) if Debt Securities of the series are issuable only as Registered Securities, the day of mailing of the relevant notice of redemption and (b) if Debt Securities of the series are issuable only as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if Debt Securities of the series are also issuable as Registered Securities and there is no publication, the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part; or (iii) exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor which is simultaneously surrendered for redemption.

     For a discussion of restrictions on the exchange, registration and transfer of Global Securities, see "-- Global Securities".

PAYMENT AND PAYING AGENTS

     Unless otherwise provided in the Prospectus Supplement, payment of principal of (and premium, if any) and interest, if any, on Bearer Securities will be payable in U.S. dollars, subject to any applicable laws and regulations, at the offices of such Paying Agents outside the United States as the Company may designate from time to time, and payment of interest on Bearer Securities with coupons appertaining thereto on any Interest Payment Date will be made only against surrender of the coupon relating to such Interest Payment Date. No payment of interest on a Bearer Security will be made unless, on the earlier of the date of the first such payment by the Company or the delivery by the Company of the Bearer Security in definitive form, a written certificate in the form required by the Indenture is provided to the Trustee stating that on such date the Bearer Security is owned by (i) a person that is not a United States person,
(ii) a United States person that (a) is a foreign branch of a United States financial institution purchasing for its own account or for resale or (b) acquired and holds the Bearer Security through the foreign branch of a United States financial institution (and, in the case of either (a) or (b), such financial institution agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder) or (iii) a financial institution purchasing for resale during the restricted period (as defined under "-- Global Securities -- Temporary and Definitive Global Securities") and, in any case, if any such owner is a financial institution, such financial institution has not acquired the Bearer Security for purposes of resale to United States persons or to persons within the United States (as defined under "-- Limitations on Issuance of Bearer Securities"). Presentation of coupons for payment or other demands for payment of Bearer Securities must be made outside the United States, and no payment with respect to any Bearer Security will be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States. Notwithstanding the foregoing, payments of principal of (and premium, if any) and interest, if any, on Bearer Securities will be made at the office of the Company's Paying Agent in The City of New York, if (but only if) (i) despite the appointment of Paying Agents outside the United States, payment of the full amount thereof at the offices of all such Paying Agents is illegal or effectively precluded by exchange controls or other similar restrictions, (ii) such payment is then permitted by applicable laws and
(iii) in appointing a Paying Agent in The City of New York, the Company would not suffer any fiscal or other sanction under applicable laws as a result of such appointment or of any payment being made through such Paying Agent.

     Unless otherwise provided in the Prospectus Supplement, payment of principal of (and premium, if any) and interest, if any, on Registered Securities will be made in U.S. dollars at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that at the option of the Company payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register. Unless otherwise provided in the Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the Person in whose name such Registered Security is registered at the close of business on the Regular Record Date for such interest.

     Unless otherwise provided in the Prospectus Supplement, the Corporate Trust Office of each Trustee in The City of New York will be designated as the Company's sole Paying Agent for payments with respect to Offered Securities that are issuable solely as Registered Securities and as the Company's Paying Agent in The City of New York for payments with respect to Offered Securities (subject to the limitations described above in the case of Bearer Securities) that are issuable solely as Bearer Securities or as both Registered Securities and Bearer Securities. Any Paying Agents outside the United States and any other Paying Agents in the United States initially designated by the Company for the Offered Securities will be named in the Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that, if Debt Securities of a series are issuable solely as Registered Securities, the Company will be required to maintain a Paying Agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (i) a Paying Agent in The City of New York for payments with respect to any Registered Securities of the series (and for payments with respect to Bearer Securities of the series in the circumstances described above, but not otherwise), and (ii) a Paying Agent in a Place of Payment located outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment; provided that if the Debt Securities of such series are listed on The International Stock Exchange of the United Kingdom and the Republic of Ireland Limited or the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent in London or Luxembourg or any other required city located outside the United States, as the case may be, for the Debt Securities of such series.

     All moneys paid by the Company to a Paying Agent for the payment of principal of (and premium, if any) or interest, if any, on any Debt Security or coupon that remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company and the Holder of such Debt Security or coupon will thereafter look only to the Company for payment thereof.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part as one or more Global Securities that will be deposited with, or on behalf of, a depositary located in the United States (a "U.S. Depositary") or a common depositary located outside the United States (a "Common Depositary") identified in the Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form, and in either temporary or definitive form.

     The specific terms of the depositary arrangement with respect to any Debt Securities of a series will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements with a U.S. Depositary or Common Depositary.

  Book-Entry Securities

     Unless otherwise specified in the Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a U.S. Depositary will be represented by a Global Security registered in the name of such depositary or its nominee. Upon the issuance of a Global Security in registered form, the U.S. Depositary for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such depositary or its nominee ("participants"). The accounts to be credited shall be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Securities will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by the U.S. Depositary or its nominee for such Global Security or by participants or persons that hold through participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the U.S. Depositary for a Global Security in registered form, or its nominee, is the registered owner of such Global Security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Except as set forth below, owners of beneficial interests in such Global Securities will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture including, without limitation, for purposes of consenting to any amendment thereof or supplement thereto.

     Payment of principal of (and premium, if any) and interest, if any, on Debt Securities registered in the name of or held by a U.S. Depositary or its nominee will be made to the U.S. Depositary or its nominee, as the case may be, as the registered owner or the holder of the Global Security representing such Debt Securities. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the U.S. Depositary for Debt Securities of a series, upon receipt of any payment of principal of (and premium, if any) or interest on permanent Global Securities, will credit participants' accounts on the date such payment is payable in accordance with their respective beneficial interests in the principal amount of such Global Securities as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.

     Unless and until it is exchanged in whole for Debt Securities in definitive form, a Global Security may not be transferred except as a whole by the U.S. Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. If a U.S. Depositary for Debt Securities in registered form is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within ninety days, the Company will issue Debt Securities in definitive registered form in exchange for the Global Security or Securities representing such Debt Securities. In addition, the Company may at any time and in its sole discretion determine not to have any Debt Securities in registered form represented by one or more Global Securities and, in such event, will issue Debt Securities in definitive registered form in exchange for the Global Security or Securities representing such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in the name of the owner of such beneficial interest.

  Temporary and Definitive Global Securities

     If so specified in the Prospectus Supplement, all or any portion of the Debt Securities of a series that are issuable as Bearer Securities initially will be represented by one or more temporary Global Securities, without interest coupons, to be deposited with a Common Depositary in London for Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euro-clear System ("Euro-clear") and CEDEL S.A. ("CEDEL") for credit to the respective accounts of the beneficial owners of such Debt Securities (or to such other accounts as they may direct). On and after the exchange date determined as provided in any such temporary Global Security and described in the Prospectus Supplement, each such temporary Global Security will be exchangeable for definitive Debt Securities in bearer form, registered form, definitive global bearer form or any combination thereof, as specified in the Prospectus Supplement, upon written certification (as described under "-- Payment and Paying Agents") of non-United States beneficial ownership. No Bearer Security delivered in exchange for a portion of a temporary Global Security shall be mailed or otherwise delivered to any location in the United States.

     Unless otherwise provided in the Prospectus Supplement, interest in respect of any portion of a temporary Global Security payable in respect of an Interest Payment Date occurring prior to the issuance of definitive Debt Securities will be paid to each of Euro-clear and CEDEL with respect to the portion of the temporary Global Security held for its account upon delivery to the Trustee of a certificate of non-United States beneficial ownership signed by Euro-clear or CEDEL, as the case may be, in the form required by the applicable Indenture dated no earlier than such Interest Payment Date.

     If any Debt Securities of a series are issuable in definitive global bearer form, the Prospectus Supplement will describe the circumstances, if any, under which beneficial owners of interests in any such definitive Global Security may exchange such interests for Debt Securities of such series and of like tenor and principal amount in any authorized form and denomination. No Bearer Security delivered in exchange for a portion of a definitive Global Security shall be mailed or otherwise delivered to any location in the United States in connection with such exchange. A Person having a beneficial interest in a definitive Global Security, except with respect to payment of principal of (and premium, if any) and interest, if any, on such definitive Global Security, will be treated as a Holder of such principal amount of Outstanding Debt Securities represented by such definitive Global Security as shall be specified in a written statement of the Holder of such definitive Global Security or, in the case of a definitive Global Security in bearer form, of Euro-clear or CEDEL which is produced to the Trustee by such Person. Principal of (and premium, if any) and interest, if any, on a definitive Global Security will be payable in the manner described in the Prospectus Supplement.

     In connection with the sale of a Bearer Security during the "restricted period," as defined in Section 1.163-5(c)(2)(i)(D)(7) of the United States Treasury regulations (generally, the first 40 days after the closing date and, with respect to unsold allotments, until sold), no Bearer Security (including a definitive Bearer Security in global form) shall be mailed or otherwise delivered to any location in the United States and a Bearer Security sold during the restricted period may be delivered only if the person entitled to receive such Bearer Security (including a definitive Bearer Security in global form) furnishes written certification (as described under "-- Payment and Paying Agents") of non-United States beneficial ownership. See "-- Limitations on Issuance of Bearer Securities".

LIMITATIONS ON ISSUANCE OF BEARER SECURITIES

     Generally, in compliance with United States federal tax laws and regulations, Bearer Securities may not be offered or sold during the restricted period (as defined under "-- Global Securities -- Temporary and Definitive Global Securities") or delivered in connection with their sale during the restricted period in the United States or to United States persons (each as defined below) other than foreign branches of United States financial institutions that agree in writing to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code or that purchase for resale during the restricted period only to non-United States persons outside the United States. Any underwriters, agents and dealers participating in the offering of Debt Securities must agree that they will not offer or sell any Bearer Securities in the United States or to United States persons (other than the financial institutions described above) or deliver Bearer Securities within the United States.

     Bearer Securities and their interest coupons will bear a legend substantially to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code". The Code Sections referred to in the legend provide that, with certain exceptions, a United States person holding a Bearer Security or coupon will not be permitted to deduct any loss, and will not be eligible for capital gain treatment with respect to any gain, realized on a sale, exchange or redemption of such Bearer Security or coupon.

     As used in this Prospectus, "United States person" means (i) an individual citizen or resident of the United States, (ii) a corporation or partnership organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust the administration of which is subject to the primary supervision of a court within the United States and for which one or more United States fiduciaries have the authority to control all substantial decisions and the term "United States" means the United States of America (including the States and the District of Columbia), its territories, its possessions, the Commonwealth of Puerto Rico and other areas subject to its jurisdiction.

ABSENCE OF RESTRICTIVE COVENANTS

     The Company is not restricted by either of the Indentures from paying dividends or from incurring, assuming or becoming liable for any type of debt or other obligations or from creating liens on its property for any purpose. Neither of the Indentures requires the maintenance of any financial ratios or specified levels of net worth or liquidity. Neither of the Indentures contains provisions which afford holders of the Debt Securities protection in the event of a highly leveraged transaction involving the Company.

MERGER AND CONSOLIDATION

     Each Indenture provides that the Company, without the consent of the Holders of any of the Outstanding Debt Securities, may consolidate with or merge into any other corporation or transfer or lease its properties and assets substantially as an entirety to any Person or may permit any corporation to merge into the Company, provided that: (i) the successor is a corporation organized under the laws of any domestic jurisdiction; (ii) the successor, if other than the Company, assumes the Company's obligations under such Indenture and the Debt Securities issued thereunder; (iii) immediately after giving effect to such transaction, no Event of Default and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and (iv) certain other conditions are met.

     Each Indenture provides that, upon any consolidation or merger or transfer or lease of the properties and assets of the Company substantially as an entirety in accordance with the preceding paragraph, the successor corporation formed by such consolidation or into which the Company is merged or to which such transfer or lease is made shall be substituted for the Company with the same effect as if such successor corporation had been named as the Company. Thereafter, the Company shall be relieved of the performance and observance of all obligations and covenants of such Indenture and the Senior Debt Securities or Subordinated Debt Securities, as the case may be, including but not limited to the obligation to make payment of the principal of (and premium, if any) and interest, if any, on all the Debt Securities then outstanding, and the Company may thereupon or any time thereafter be liquidated and dissolved.

SATISFACTION AND DISCHARGE

     Unless the Prospectus Supplement provides otherwise, the Company will be discharged from its obligations under the Outstanding Debt Securities of a series upon satisfaction of the following conditions: (a) the Company has irrevocably deposited with the Trustee either (i) money in an amount as will, or
(ii) U.S. Government Obligations as will, together with the predetermined and certain income to accrue thereon without consideration of any reinvestment thereof, or (iii) a combination of (i) and (ii) as will (in a written opinion with respect to (ii) or (iii) of independent public accountants delivered to the Trustee), be sufficient to pay and discharge the entire principal of (and premium, if any), and interest, if any, to Stated Maturity or any redemption date on, the Outstanding Debt Securities of such series; (b) the Company has paid or caused to be paid all other sums payable with respect to the Outstanding Debt Securities of such series; (c) the Trustee has received an Officers' Certificate and an Opinion of Counsel each stating that all conditions precedent have been complied with; and (d) the Trustee has received (i) a ruling directed to the Company and the Trustee from the United States Internal Revenue Service to the effect that the Holders of the Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of the Company's exercise of its option to discharge its obligations under the Indenture with respect to such series and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and discharge had not occurred or (ii) an opinion of tax counsel to the same effect as the ruling described in clause (i) above and based upon a change in law. Upon such discharge, the Company will be deemed to have satisfied all the obligations under the Indenture, except for obligations with respect to registration of transfer and exchange of the Debt Securities of such series, and the rights of the Holders to receive from deposited funds payment of the principal of (and premium, if any) and interest, if any, on the Debt Securities of such series.

MODIFICATION OF THE INDENTURES

     Each Indenture provides that the Company and the Trustee thereunder may, without the consent of any Holders of Debt Securities, enter into supplemental indentures for the purposes, among other things, of adding to the Company's covenants, adding any additional Events of Default, establishing the form or terms of Debt Securities or curing ambiguities or inconsistencies in such Indenture or making other provisions; provided such action shall not adversely affect the interests of the Holders of any series of Debt Securities in any material respect.

     Each Indenture contains provisions permitting the Company, with the consent of the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of all affected series (acting as one class), to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of such Indenture or modifying the rights of the Holders of the Debt Securities of such series, except that no such supplemental indenture may, without the consent of the Holders of all the Outstanding Debt Securities affected thereby, among other things: (i) change the maturity of the principal of, or any installment of principal of or interest on, any of the Debt Securities; (ii) reduce the principal amount thereof (or any premium thereon) or the rate of interest, if any, thereon; (iii) reduce the amount of the principal of Original Issue Discount Securities payable on any acceleration of maturity; (iv) change any obligation of the Company to maintain an office or agency in the places and for the purposes required by such Indenture; (v) impair the right to institute suit for the enforcement of any such payment on or after the applicable maturity date; (vi) reduce the percentage in principal amount of the Outstanding Debt Securities of any series, the consent of the Holders of which is required for any such supplemental indenture or for any waiver of compliance with certain provisions of, or of certain defaults under, such Indenture; or (vii) with certain exceptions, to modify the provisions for the waiver of certain defaults and any of the foregoing provisions.

EVENTS OF DEFAULT

     An Event of Default in respect of any series of Debt Securities (unless it is either inapplicable to a particular series or has been modified or deleted with respect to any particular series) is defined in each Indenture to be: (i) a default for 30 days in the payment when due of any interest on such series of Debt Securities; (ii) a default in the payment of principal of (and premium, if any, on) such series of Debt Securities, whether payable at maturity, by call for redemption, pursuant to any sinking fund or otherwise; (iii) a default for 90 days after a notice of default with respect to the performance of any other covenant in such Indenture (other than a covenant included in such Indenture solely for the benefit of a series of Debt Securities other than that series);
(iv) certain events of bankruptcy, insolvency or reorganization; (v) an event of default under any mortgage, indenture (including such Indenture) or other instrument under which any Debt shall be outstanding which default shall have resulted in the acceleration of such Debt in excess of $25,000,000 in aggregate principal amount (except that such amount shall be $20,000,000 in respect of a default on Debt Securities of another series) and such acceleration shall not have been rescinded or such Debt discharged within a period of 30 days after notice; and (vi) any other event of default provided for such series of Debt Securities.

     Each Indenture provides that if an Event of Default specified therein in respect of any series of Outstanding Debt Securities issued under such Indenture shall have happened and be continuing, either the Trustee thereunder or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series may declare the principal (or, if such Debt Securities are Original Issue Discount Securities, such portion of the principal amount as may be specified by the terms of such Debt Securities) of all of the Outstanding Debt Securities of such series to be immediately due and payable.

     Each Indenture provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee thereunder, or exercising any trust or power conferred on such Trustee, with respect to the Debt Securities of such series; provided that (i) such direction shall not be in conflict with any rule of law or with the Indenture, (ii) the Trustee may take any other action deemed proper that is not inconsistent with such direction and (iii) the Trustee shall not determine that the action so directed would be unjustly prejudicial to the Holders of Debt Securities of such series not taking part in such direction.

     Each Indenture provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all of the Outstanding Debt Securities of such series waive any past default under the applicable Indenture with respect to such series and its consequences, except a default (i) in the payment of the principal of (or premium, if any) or interest, if any, on any of the Debt Securities of such series or (ii) in respect of a covenant or provision of such Indenture which, under the terms of such Indenture, cannot be modified or amended without the consent of the Holders of all of the Outstanding Debt Securities of such series affected thereby.

     Each Indenture contains provisions entitling the Trustee thereunder, subject to the duty of such Trustee during an Event of Default in respect of any series of Debt Securities to act with the required standard of care, to be indemnified by the Holders of the Debt Securities of such series before proceeding to exercise any right or power under such Indenture at the request of the Holders of the Debt Securities of such series.

     Each Indenture provides that the Trustee thereunder will, within 90 days after the occurrence of a default in respect of any series of Debt Securities, give to the Holders of the Debt Securities of such series notice of all uncured and unwaived defaults known to it; provided, however, that, except in the case of a default in the payment of the principal of (or premium, if any) or any interest on, or any sinking fund installment with respect to, any of the Debt Securities of such series, such Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the Holders of the Debt Securities of such series; and provided, further, that such notice shall not be given until at least 30 days after the occurrence of an Event of Default regarding the performance of any covenant of the Company under such Indenture other than for the payment of the principal of (or premium, if any) or any interest on, or any sinking fund installment with respect to, any of the Debt Securities of such series. The term default for the purpose of this provision only means any event that is, or after notice or lapse of time, or both, would become, an Event of Default with respect to the Debt Securities of such series.

     The Company will be required to furnish annually to each Trustee a certificate as to compliance with all conditions and covenants under each of the Indentures.

MEETINGS

     Each Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series if Debt Securities of that series are issuable as Bearer Securities. A meeting may be called at any time by the Trustee under the applicable Indenture, and also, upon request, by the Company or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given in accordance with "-- Notices" below. Persons entitled to vote a majority in principal amount of the Outstanding Debt Securities of a series shall constitute a quorum at a meeting of Holders of Debt Securities of such series, except that in the absence of a quorum, a meeting called by the Company or the Trustee shall be adjourned for a period of not less than 10 days, and in the absence of a quorum at any such adjourned meeting, the meeting shall be further adjourned for a period of not less than 10 days, at which further adjourned meeting persons entitled to vote 25% in aggregate principal amount of the Outstanding Debt Securities of such series shall constitute a quorum. Except for any consent which must be given by the Holder of each Outstanding Debt Security affected thereby, as described above under "-- Modification of the Indentures", and subject to the provisions described in the last sentence under this subheading, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the lesser of (i) the Holders of a majority in principal amount of the Outstanding Debt Securities of that series and (ii) 66 2/3% in aggregate principal amount of Outstanding Debt Securities of such series represented and voting at the meeting; provided, however, that any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the lesser of (i) the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series and (ii) a majority in principal amount of Outstanding Debt Securities of such series represented and voting at the meeting. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the applicable Indenture will be binding on all Holders of Debt Securities of that series and the related coupons. With respect to any consent, waiver or other action which the applicable Indenture expressly provides may be given by the Holders of a specified percentage of Outstanding Debt Securities of all series affected thereby (acting as one class), only the principal amount of Outstanding Debt Securities of any series represented at a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid and voting in favor of such action shall be counted for purposes of calculating the aggregate principal amount of Outstanding Debt Securities of all series affected thereby favoring such action.

NOTICES

     Except as otherwise provided in each Indenture, notices to Holders of Bearer Securities will be given by publication at least once in a daily newspaper in The City of New York and London and in such other city or cities as may be specified in such Bearer Securities and will be mailed to such Persons whose names and addresses were previously filed with the Trustee under the applicable Indenture, within the time prescribed for the giving of such notice. Notices to Holders of Registered Securities will be given by mail to the addresses of such Holders as they appear in the Security Register.

TITLE

     Title to any Bearer Securities and any coupons appertaining thereto will pass by delivery. The Company, the appropriate Trustee and any agent of the Company or such Trustee may treat the bearer of any Bearer Security and the bearer of any coupon and the registered owner of any Registered Security (including Registered Securities in global registered form) as the absolute owner thereof (whether or not such Debt Security or coupon shall be overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes.

REGARDING THE TRUSTEES

  Senior Trustee

     The Company has a credit facility with the Senior Trustee.

  Subordinated Trustee

     The Company has a credit facility with the Subordinated Trustee.

                              PLAN OF DISTRIBUTION

     The Company may sell all or part of the Debt Securities to or through one or more underwriters for public offering and sale by them, and also may sell Debt Securities directly to investors or through one or more agents.

     Any particular series of Debt Securities may be acquired by such underwriter(s) for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. In connection with the sale of Debt Securities, underwriters, dealers and agents may receive compensation from the Company or from purchasers of Debt Securities in the form of discounts, concessions or commissions. Underwriters, dealers and agents who participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended. Any such underwriter, dealer or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCE IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

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TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

Recent Developments                       S-2
Use of Proceeds                           S-2
Description of Notes                      S-2
Summary Financial Information             S-4
Underwriting                              S-6
Legal Opinions                            S-7
Experts                                   S-7

PROSPECTUS

Available Information                       2
Incorporation of Certain Documents by
  Reference                                 2
The Company                                 3
Use of Proceeds                             3
Ratio of Earnings to Fixed Charges          4
Description of Debt Securities              4
Plan of Distribution                       15

Prospectus Supplement

ARISTAR LOGO

$200,000,000

6.00% SENIOR NOTES DUE AUGUST 1, 2001
CHASE SECURITIES INC.
BEAR, STEARNS & CO. INC.
DEUTSCHE BANK SECURITIES
LEHMAN BROTHERS
NESBITT BURNS SECURITIES INC.

Dated July 28, 1998